UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Sevin, L.J.
   c/o Sevin Rosen Funds, Two Galleria Tower
   13455 Noel Road, Suite 1670
   Dallas, TX  75240
2. Issuer Name and Ticker or Trading Symbol
   Proteon, Inc.
   ("PTON")
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   May 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |5/7/97|P   | |5,000             |A  |$2.25      |                   |I     |By Trust(1)                |
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Common Stock               |5/8/97|P   | |5,000             |A  |$2.3125    |                   |I     |By Trust(1)                |
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Common Stock               |5/9/97|P   | |5,000             |A  |$2.3125    |                   |I     |By Trust (1)               |
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Common Stock               |5/12/9|P   | |5,000             |A  |$2.45      |                   |I     |By Trust(1)                |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common Stock               |5/13/9|P   | |5,000             |A  |$2.875     |                   |I     |By Trust(1)                |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common Stock               |5/19/9|P   | |5,000             |A  |$2.375     |                   |I     |By Trust(1)                |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common Stock               |5/20/9|P   | |5,000             |A  |$2.4375    |                   |I     |By Trust(1)                |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common Stock               |5/21/9|P   | |5,000             |A  |$2.4375    |50,000(2)          |I     |By Trust(1)                |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |179,796            |D     |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Shares held of record by the L.J. Sevin Benevolent Fund (the "Fund"). As the trustee of the Fund, the
Reporting Person may be deemed a benefical owner of the shares held of record by the Fund.
(2) Includes 10,000 shares acquired subsequent to the termination of the Reporting Person's service as a director of the Issuer.
SIGNATURE OF REPORTING PERSON
/s/ L.J. Sevin
DATE
June 10, 1997